August 31, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Stemcell Holdings, Inc.

Form S-1/A

Filed June 27, 2016

File No. 333-211712

To the men and women of the SEC:

On behalf of Stemcell Holdings, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated July 18, 2016 addressed to Dr. Takaaki Matsuoka, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on June 27, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Note: We have updated our financial statements to include the financials for the quarter ending June 30, 2016. Additionally, we have amended all related disclosures such as “Summary of Financial Information,” Management’s Discussion and Analysis,” and “Dilution.”

On page 13 under “Industry Overview” we found that there were clerical errors in the charts from when they were added into the Registration Statement. We have amended the values so that they are accurate.

Our Auditors have requested we make a few additional edits as well which we have done:

Throughout we have amended “On May 2, 2016, Takaaki Matsuoka entered into a Stock Purchase Agreement with Primavera Singa Pte Ltd, a Singapore corporation (“Primavera Singa”) with an address at 60 Paya Lebar Rd #09-25, Paya Lebar Square 409051, Singapore. Pursuant to the Agreement, Dr. Matsuoka transferred to Primavera Singa, 17,299,533 shares of our common stock which represents ~~all~~ 86.5% of our issued and outstanding shares.”

On page 25 we have added the following under the table: “*Shiho Matsuoka, the wife of our sole officer and director Takaaki Matsuoka, owns and controls 100% of Primavera Singa Pte., Ltd.”

 On page 25 under “Certain Relationships and Related Transactions” we have added the following, “Our principal executive offices are located at C/O Omotesando Helene Clinic, 3-18-17-6F, Minamiaoyama, Minato-ku, Tokyo, 107-0062, Japan. The office space is currently being provided to the Company rent-free by Takaaki Matsuoka, of which is controlled by our sole officer and director Takaaki Matsuoka.”

We also added in the following info into the above section, “On December 31, 2015 Jeffrey DeNunzio was appointed as Director, Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer. On December 31, 2015 the Company issued 20,000,000 shares of restricted common stock to Jeffrey DeNunzio in return for his services developing the Company’s business concept.”

 Certain Relationships and Related Transactions, page 25

1. We note your response to our prior comment 1 where you state that you “…have generated revenue in the amount of 18,684,000 Japanese Yen, about the equivalent of $180,000 USD. This revenue was paid to us on May 31, 2016 and is considered related party revenue as the revenue was paid to the Company by the Helena Beauty Clinic, which our sole officer and director also controls.” Please revise your disclosure to provide the information required by Item 404(d) of Regulation S-K.

 Company Response:

We have added the following to page 25:

“During the six months ended June 30, 2016, the Company borrowed $67,761 from the sole director, for payment of the Company’s expenses. The balance due as of June 30, 2016, is $67,761 which is unsecured, due on demand and bears no interest.

For the six months ended June 30, 2016, the Company provided the stem cell culturing services in the amount of $267,125 to Omotesando Helene Clinic which Dr. Matsuoka, the sole director of the Company, is the majority owner and also serves as a director.

For the six months ended June 30, 2016, the Company provided technical support services in the amount of $15,002 to six clinics which Dr. Matsuoka is the majority owner. These services were considered to be other related party income. Dr. Matsuoka is our sole officer and director.”

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 31, 2016

/s/ Takaaki Matsuoka

Takaaki Matsuoka

Chief Executive Officer